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SCHEDULE 13G

Under the Securities Exchange Act of 1934

Power Medical Interventions, Inc.

(Name of Issuer)

Common Stock, $0.001

(Title of Class of Securities)

739299105

(CUSIP Number)

October 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739299105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gerald Dorros, MD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,155,173

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,155,173

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,155,173

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 739299105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gerald and Myra S. Dorros Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,155,173

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,155,173

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,155,173

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.4%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer: Power Medical Interventions, Inc. (the “Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices: 2021 Cabot Boulevard, Langhorne, Pennsylvania 19047.

Item 2.
(a)

Name of Person Filing:
This joint statement on Schedule 13G is being filed by Gerald Dorros, MD and Gerald and Myra S. Dorros Revocable Trust, who are collectively referred to as the “Reporting Persons.”  Dr. Dorros is a trustee of the Gerald and Myra S. Revocable Trust (the “Trust”).  By virtue of his position as a trustee of the Trust, Dr. Dorros has the power to vote and dispose of the shares of Common Stock held by the Trust.

	(b)	Address of Principal Business Office: The principal business office of the Reporting Persons with respect to the shares reported hereunder is PO Box 1654, Wilson, Wyoming 83014.
	(c)	Citizenship: Dr. Dorros is a citizen of the United States. The Trust is governed by a trust agreement under the laws of the State of Wyoming.
	(d)	Title of Class of Securities: Common stock, $0.001 (“Common Stock”)
	(e)	CUSIP Number: 739299105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership

In the aggregate, as of October 31, 2007, the Reporting Persons beneficially own 2,155,173 shares of Common Stock of the Issuer, representing approximately 12.4% of the class.  The beneficial ownership of the Reporting Persons includes:

	(i)	1,839,476 shares of the issued and outstanding Common Stock;
	(ii)	warrants to acquire 211,135 shares of Common Stock;
	(iii)	options to acquire 17,813 shares of Common Stock; and
	(iv)	a promissory note of the Issuer that may, as of October 31, 2007, be converted at the holder’s option into approximately 104,562 shares of Common Stock.

The percentage of the Common Stock beneficially owned by the Reporting Persons is based on a total of 17,106,895 shares of the Common Stock of the Issuer outstanding as of October 31, 2007, which includes the issuance of 4,427,500 shares in the Issuer’s initial public offering, as reported on Form 8-K, dated November 2, 2007.

Dr. Dorros is a trustee of the Trust and as such has the power to vote and dispose of the shares of Common Stock  held by such Trust.  Dr. Dorros disclaims beneficial ownership of the securities owned by the Trust except to the extent of his pecuniary interest therein, and the inclusion of these shares in this schedule shall not be deemed an admission of beneficial ownership of all of the reported shares for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	November 9, 2007

By: /s/ Gerald Dorros, MD
Gerald Dorros, MD

GERALD AND MYRA S. DORROS REVOCABLE TRUST

By: Gerald Dorros, MD

By: /s/ Gerald Dorros, MD
Gerald Dorros, MD
Trustee